UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: August 17, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the Second Quarter 2010 and Raises Full Year Guidance
Beijing, August 17, 2010 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2010.
Second Quarter 2010 Financial and Operating Highlights
•	Net revenues in the second quarter of 2010 increased to $51.8 million, up 49.8 % from $34.6 million in the second quarter of 2009.

•	Operating income in the second quarter of 2010 was $8.3 million, up 54.3% from $5.4 million in the second quarter of 2009. Operating margin was 16.1% in the second quarter of 2010, up from 15.6% in the second quarter of 2009.

•	Non-GAAP net income(1) was $8.6 million, up 47.2% from $5.8 million(2) a year ago.

•	Non-GAAP diluted EPS(1) was $0.20 in the second quarter, up from $0.14(2) in the second quarter of 2009.

•	Employees totaled 10,011, including 8,925 billable professionals, as of June 30, 2010.
“We are very pleased with our revenue growth and business momentum in the second quarter,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “The outstanding results were driven by our effective execution and increasing demand for our services across markets. We are also starting to gain traction in new business areas with a more diversified client base. While we remain alert about the uncertain global economic dynamics, we are confident of our ability to continue deliver strong business performance and drive shareholders’ returns in the second half of 2010.”

[1]	Non-GAAP net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

[2]	Adjustments have been made to non-GAAP measures in prior periods to be consistent with current period presentation.

Second Quarter 2010 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the second quarter of 2010 and the second quarter of 2009 as in the following paragraphs.
Net Revenues
Net revenues were $51.8 million in the second quarter of 2010, up 49.8% from $34.6 million in the second quarter of 2009. The increase in net revenues was driven by continued growth of the Company’s business from the U.S., Europe and Greater China (including mainland China, Hong Kong and Taiwan) markets.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.
Net revenues from R&D Outsourcing Services accounted for 64.4% of the total revenues during the second quarter of 2010 and grew 42.2% compared to the second quarter of 2009. Net revenues from IT Services represented 33.4% of the revenues, up 61.3% from the year-ago quarter. The growth in IT Services has been fueled by a number of new projects in ADM and enterprise solutions.

	Three Months Ended		Three Months Ended
	June 30, 2010		June 30, 2009
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$31,975	61.8%	$22,157	64.1%
Globalization & localization	1,328	2.6%	1,267	3.7%
IT Services
Enterprise solutions	5,036	9.7%	2,642	7.6%
Application development & maintenance	9,647	18.6%	6,118	17.7%
Quality assurance & testing	2,626	5.1%	1,972	5.7%
Other Solutions & Services	1,156	2.2%	402	1.2%
Total net revenues	$51,768	100.0%	$34,558	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $24.1 million or 46.5% of the net revenues in the second quarter of 2010, followed by 34.0% from clients headquartered in the United States, 14.4% in Europe and 3.7% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 74.7% of net revenues in the second quarter of 2010, while the United States accounted for 19.7%, Japan accounted for 3.5% and Europe accounted for 2.0% in the same period.
Largest Clients
Revenues from the top five clients totaled 57.7% of net revenues in the quarter, compared to 60.8% in the second quarter of 2009. The reduced concentration reflects encouraging growth from a broader client base.
Gross Profit and Gross Margin
Gross profit in the second quarter of 2010 was $19.8 million, an increase of 48.1% from $13.3 million in the second quarter of 2009. Gross margin was 38.2% in the second quarter of 2010, compared to 38.6% in the second quarter of 2009. The slight year-over-year margin decline reflects the tail effect of the pricing adjustments from certain large U.S. customers since July 2009.
Operating Income and Operating Margin
Operating income in the second quarter of 2010 was $8.3 million, up 54.3% from $5.4 million in the second quarter of 2009. Operating margin was 16.1% in the second quarter of 2010, up from 15.6% in the second quarter of 2009. The increase was partly attributable to an increase in government grants to the Company, which has been largely reinvested in employee training, process improvements and senior talent recruiting.

Provision for Income Taxes
The provision for income taxes was $1.1 million in the second quarter of 2010, compared to $0.5 million in the second quarter of 2009. The effective tax rate was 13.1% for the second quarter of 2010, compared to 9.2% in the previous quarter and 8.2% for the corresponding period in 2009. The increase in effective tax rate was due to a new tax circular issued by the Chinese tax authority in the second quarter. Depending on the interpretation of the circular by the local tax authority, the applicable tax rate for the Company’s main operating subsidiary in 2010 may increase to 12.5% instead of 7.5% that the subsidiary used in the first quarter of 2010. The Company has now provided 12.5% income taxes for the subsidiary in the first half of 2010 and will seek to determine the appropriate interpretation with the relevant tax authority during the second half of the year.
Net Income and EPS
Net income in the second quarter of 2010 was $7.2 million, up 36.9% from $5.2 million in the second quarter of 2009. Net margin was 13.9% in the second quarter of 2010, compared with 15.2% in the second quarter of 2009. The lower net margin was primarily due to higher effective tax rate and foreign exchange losses from the Euro receivable and cash balances in the second quarter of 2010, compared with a foreign exchange gain in the prior year period. Non-GAAP net income(1) was $8.6 million, up 47.2% from $5.8 million(2) a year ago. Non-GAAP net margin(1) was 16.5% in the second quarter of 2010, compared with 16.8%(2) in the year-ago quarter.
Diluted EPS was $0.17 in the second quarter of 2010, compared to $0.13 in the second quarter of 2009. Non-GAAP diluted EPS(1) was $0.20 in the second quarter of 2010, compared to $0.14(2) in the second quarter of 2009.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
As of June 30, 2010, VanceInfo had cash and cash equivalents, term deposits and short-dated(3) investments totaling $95.0 million. Operating cash flow in the second quarter of 2010 was a net inflow of approximately $4.6 million, and capital expenditure totaled $3.5 million in the quarter.
Days sales outstanding (“DSO”) was 105 days (4) for the second quarter of 2010, improved from 112 days in the first quarter of 2010.

[3]	Short-dated investments refer to investments that will mature within 24 months.

[4]	Calculated by dividing average accounts receivable, net of advance from customers and deferred revenues, by the period’s gross revenues before business tax, and multiplying by 91.

First Half 2010 Financial Results
Net Revenues
Net revenues for the first half of 2010 were $96.1 million, up 48.6% from $64.6 million in the first half of 2009.
Net Revenues by Service Lines

	Six Months Ended		Six Months Ended
	June 30, 2010		June 30, 2009
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$60,169	62.6%	$40,355	62.4%
Globalization & localization	3,009	3.1%	2,234	3.5%
IT Services
Enterprise solutions	8,459	8.8%	5,262	8.1%
Application development & maintenance	17,026	17.7%	12,449	19.3%
Quality assurance & testing	5,162	5.4%	3,699	5.7%
Other Solutions & Services	2,267	2.4%	646	1.0%
Total net revenues	$96,092	100.0%	$64,645	100.0%
Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $42.8 million or 44.5% of the net revenues in the first half of 2010, followed by 35.0% from clients headquartered in the United States, 15.2% in Europe and 4.1% in Japan.

Largest Clients
Revenues from the top five clients totaled 57.9% of the Company’s net revenues in the first half of 2010, compared to 59.6% in the same period in 2009.
Gross Profit and Gross Margin
Gross profit for the first half of 2010 was $36.0 million, an increase of 46.5% from $24.6 million in the first half of 2009. Gross margin was 37.5% in the first half of 2010, compared to 38.0% in the prior year period.
Operating Income and Operating Margin
Operating income in the first half of 2010 was $15.4 million, up 58.6% from $9.7 million in the first half of 2009. Operating margin was 16.0% in the first half of 2010, up from 15.0% in the year-ago period.
Net Income and EPS
Net income for the first half of 2010 was $13.8 million, up 51.2% from $9.1 million for the same period of 2009. Net margin was 14.3% in the first half of 2010, compared to 14.1% in the same period in 2009. Non-GAAP net income(1) was $16.3 million for the first half of 2010, up 59.6% from $10.2(2) million a year ago. Non-GAAP net margin(1) was 16.9%, up from 15.8%(2) in the first half of 2009. Diluted EPS for the first half of 2010 was $0.32, up 45.5% from $0.22 in the year-ago period. Non-GAAP diluted EPS(1) was $0.38 for the first half of 2010, up 52.0% from $0.25(2) for the first half of 2009.
Recent Developments
Acquisition of Remaining Equity in Link Result
As disclosed previously, in October 2008, VanceInfo acquired a 33% equity interest in Link Result Limited, or Link Result, a China-based company providing IT outsourcing services to multinational financial institutions. In July 2010, VanceInfo completed the purchase of the remaining 67% equity interest in Link Result from other shareholders. Under the terms of the acquisition agreement, VanceInfo paid an initial consideration of approximately $0.7 million in cash. Contingent consideration will be paid based on Link Result’s financial performance in 2010. The acquisition is expected to strengthen VanceInfo’s position in the financial services sector. Approximately 170 professionals of Link Result joined the Company in connection with the transaction.

Industry Recognition
In August 2010, VanceInfo was selected to the 2010 Global Services “Top 10 Outsourced Product Development Vendors” list. This marks the first time a Chinese vendor has been selected by Global Services to be among the world’s leading vendors of software research and development services. The “Top Outsourced Product Development Vendors” category is a subset of the overall Global Services 100 list that represents companies that serve mature global customers through advanced global delivery models, have a broad portfolio of service offerings or niche leadership, and have demonstrated business excellence.
Outlook for the Third Quarter and Full Year 2010
•	Third quarter 2010 net revenues to be between $53.5 million and $54.5 million, representing a 33% to 36% increase from the corresponding period in 2009.

•	Third quarter 2010 diluted EPS to be between $0.15 and $0.16 on a GAAP basis, and non-GAAP diluted EPS(1) to be between $0.18 and $0.19, based on 43.4 million total ADS-equivalent average shares outstanding.
The third quarter EPS guidance reflects slightly lower than normal staff utilization due to certain temporary project delays and the recent hiring of college graduates in the June graduation season. We expect our utilization revert to the normal level by September and have raised our full year guidance as follows:
•	2010 net revenues to be at least $207 million, representing a 40% increase from 2009.

•	2010 diluted EPS to be between $0.66 and $0.70 on a GAAP basis, and between $0.77 and $0.81 on a non-GAAP basis, based on 43.3 million total ADS-equivalent average shares outstanding.
The full-year EPS outlook reflects uncertainties in the Company’s effective income tax rate for 2010. Based on the Company’s current understanding of the newly issued tax circular and certain pending application for other tax incentives, the Company’s estimate of its effective income tax rate for 2010 at this time is between 9.5% and 12.5%.

Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Daylight Time (EDT) on Tuesday, August 17, 2010 (7:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Dial-in Number: + 1 866-831-6243

•	International Dial-in Number: +1 617-213-8855

•	Hong Kong Dial-in Number: +852 3002-1672
Passcode: Vance
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until August 24, 2010 at:
•	US Toll Free Dial-in Number: +1 888-286-8010

•	International Dial-in Number: +1 617-801-6888
Passcode: 66133191
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.

Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2010” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of August 17, 2010, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	June 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$66,958	$64,057
Term deposits	10,000	10,000
Short-term investments-held to maturity securities	12,702	12,122
Accounts receivable	68,597	60,524
Other current assets	7,315	7,499

Total current assets	165,572	154,202
Property and equipment, net	16,570	15,000
Long-term investments-held to maturity securities	5,311	—
Other long-term investment	1,543	930
Goodwill and other intangible assets	31,855	32,522
Other long-term assets	3,225	2,537

Total assets	$224,076	$205,191

Liabilities and shareholders’ equity
Current liabilities	$41,933	$32,659
Other liabilities	2,664	9,970

Total liabilities	44,597	42,629
Shareholders’ equity (a)	179,479	162,562

Total liabilities and shareholders’ equity	$224,076	$205,191

Note:
(a) As of June 30, 2010, there were 39,911,404 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Net revenues	$51,768	$34,558	$96,092	$64,645
Cost of revenues (a)	(32,007)	(21,213)	(60,092)	(40,065)

Gross profit	19,761	13,345	36,000	24,580

Selling, general and administrative expenses (a)	(12,260)	(8,121)	(23,400)	(15,507)
Change in fair value of contingent consideration payable for business acquisition	(87)	—	(165)	—
Other operating income	918	175	2,979	646

Income from operations	8,332	5,399	15,414	9,719

Interest income	143	237	329	384
Interest expenses	(4)	(20)	(4)	(40)
Exchange differences	(327)	93	(418)	(105)

Income before income taxes and earnings in equity method investment	8,144	5,709	15,321	9,958
Provision for income taxes	(1,066)	(470)	(1,726)	(875)

Income before earnings in equity method investment	7,078	5,239	13,595	9,083
Earnings in equity method investment	109	9	157	10

Net income	$7,187	$5,248	$13,752	$9,093

Earnings per share
Basic — ordinary shares	$0.18	$0.14	$0.35	$0.24
Diluted — ordinary shares	0.17	0.13	0.32	0.22

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	39,697	37,975	39,568	37,823
Diluted — ordinary shares	43,055	41,068	42,989	40,588
Notes:
(a) Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $1,543 and $1,148 for the three months ended June 30, 2010 and 2009, respectively and $3,318 and $2,352 for the six months ended June 30, 2010 and 2009, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended June 30, 2010				Three Months Ended June 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Net income	$7,187	$1,373	(a)	$8,560	$5,248	$566	(b)	$5,814
Net margin	13.9%	2.6	%(a)	16.5%	15.2%	1.6	%(b)	16.8%
Diluted EPS	$0.17	$0.03	(e)	$0.20	$0.13	$0.01	(e)	$0.14

	Six months Ended June 30, 2010				Six months Ended June 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Net income	$13,752	$2,527	(c)	$16,279	$9,093	$1,105	(d)	$10,198
Net margin	14.3%	2.6	%(c)	16.9%	14.1%	1.7	%(d)	15.8%
Diluted EPS	$0.32	$0.06	(e)	$0.38	$0.22	$0.03	(e)	$0.25
Notes:
(a) Adjustment to exclude acquisition related intangible assets amortization expense of $513, change in fair value of contingent consideration payable for business acquisition of $87 and share-based compensation of $773 from the unaudited condensed consolidated statements of operations.
(b) Adjustment to exclude acquisition related intangible assets amortization expense of $359, and share-based compensation of $207 from the unaudited condensed consolidated statements of operations.
(c) Adjustment to exclude acquisition related intangible assets amortization expense of $1,005, change in fair value of contingent consideration payable for business acquisition of $165 and share-based compensation of $1,357 from the unaudited condensed consolidated statements of operations.
(d) Adjustment to exclude acquisition related intangible assets amortization expense of $413, and share-based compensation of $692 from the unaudited condensed consolidated statements of operations.
(e) Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

	Three Months Ending September 30, 2010						Year Ending December 31, 2010
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of				Range of		Range of				Range of
	Estimate				Estimate		Estimate				Estimate
	From	To			From	To	From	To			From	To

Diluted EPS (a)	$0.15	$0.16	$0.03	(b)	$0.18	$0.19	$0.66	$0.70	$0.11	(b)	$0.77	$0.81
Notes:
(a) Based on 43.4 million and total 43.3 million ADS-equivalent average shares outstanding for the third quarter and full year 2010, respectively.
(b) Reflects estimated adjustment for acquisition related intangible assets amortization expense, change in fair value of contingent consideration payable for business acquisition and share-based compensation expenses of approximately $1.5 million for the third quarter 2010 and $5.5 million for the full year 2010.
For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com